CUSIP No. G9001E102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LIBERTY LATIN AMERICA LTD.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G9001E102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Investment Management, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,378,467 (See items 3 and 6)
	6	SHARED VOTING POWER 0 (See items 3 and 6)
	7	SOLE DISPOSITIVE POWER 3,080,066 (See items 3 and 6)
	8	SHARED DISPOSITIVE POWER 0 (See items 3 and 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,066 (See items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.56%†
12	TYPE OF REPORTING PERSON (See Instructions) IA

†

Based on 46,971,587 shares of Class A common shares disclosed by Liberty Latin America Ltd. as outstanding as of October 31, 2021 according to Liberty Latin America LTD’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.

Item 1	(a). Name of Issuer:

LIBERTY LATIN AMERICA LTD.

Item 1	(b). Address of Issuer’s Principal Executive Offices:

2 CHURCH STREET

HAMILTON HM 11

BERMUDA

Item 2	(a). Name of Persons Filing:

Genesis Investment Management, LLP

Item 2	(b). Address or Principal Business Office or, if None, Residence:

16 St James’s Street pgsa

London

SW1A 1ER

United Kingdom

Item 2	(c). Citizenship:

United Kingdom

Item 2	(d). Title of Class of Securities:

Class A Common Shares

Item 2	(e). CUSIP Number:

G9001E102

Item 3.	Classification.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐ Broker or dealer registered under Section 15 of the Act;

☐ Bank as defined in Section 3(a)(6) of the Act;

☐ Insurance company as defined in Section 3(a)(19) of the Act;

☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a) Amount Beneficially Owned: 3,080,066

(b)Percent of Class: 6.56%1

(c)Number of shares as to which GIM has:

(i) Sole power to vote or direct the vote: 2,378,467

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,080,066

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

GIM provides investment advisory services on a discretionary basis to institutional investors and in-house pooled funds for institutional investors. In the aggregate, the client accounts managed by GIM hold more than 5% of the outstanding securities subject to this filing on Schedule 13-G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

[1]

Based on 46,971,587 shares of Class A common shares disclosed by Liberty Latin America Ltd. as outstanding as of October 31, 2021 according to Liberty Latin America LTD’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 20, 2022

GENESIS INVESTMENT MANAGEMENT, LLP

By:	/s/ Christopher Ellyatt
Christopher Ellyatt
Partner